Delisting Determination, The Nasdaq Stock Market, LLC, June 3, 2024, Relativity Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Relativity Acquisition Corp., effective at the opening of the trading session on June 13, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(f). The Company was notified of the Staff determination on April 23, 2024. On April 30, 2024, the Company received an addition delist determination for its failure to meet the filing requirements in Listing Rule 5250(c)(1), as the Company had failed to file its Form 10-K for the period ended December 31, 2023
The Company did not timely appeal the Staff determination to the Hearings Panel. The Company securities were suspended on May 2,
2024. The Staff determination to delist the Company securities became final on May 2, 2024.